June 13, 2025

Talman Pizzey
President and Chief Executive Officer
Acuren Corp
14434 Medical Complex Drive
Suite 100
Tomball, TX 77377

       Re: Acuren Corp
           Registration Statement on Form S-4
           Filed June 9, 2025
           File No. 333-287888
Dear Talman Pizzey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Alan Annex, Esq.